FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc.	February 9, 2009

1 Infinite Loop

Cupertino, CA 95014

BY HAND DELIVERY AND EDGAR

To:	Craig Wilson
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Apple Inc.
Form 10-K for the Fiscal Year Ended September 27, 2008, filed on November 5, 2008
Form 10-Q for the Fiscal Quarter Ended December 27, 2008, filed on January 23, 2009
Forms 8-K filed on October 21, 2008 and January 21, 2009
File No. 000-10030

Dear Mr. Wilson,

Apple Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated January 23, 2009 relating to the above referenced filings.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-006.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the questions in your letter dated January 23, 2009 regarding the above referenced filings and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Confidential Treatment Requested by Apple Inc.

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Form 10-K for the fiscal year ended September 27, 2008

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Review, Approval or Ratification of Transactions with Related Persons

Transactions with Related Persons, page 18

1.	You disclose that Apple enters into commercial dealings with Genentech and Google, but you have not provided all of the information called for by Item 404(a) of Regulation S-K with respect to these transactions. Please provide us with your analysis of why you believe Item 404(a) does not apply to the company’s commercial dealings with Genentech and Google. In this regard, tell us how you concluded that neither Dr. Levinson nor Dr. Schmidt has a “material direct or indirect interest in any such commercial dealings,” in light of their respective positions as chief executive officers of Genentech and Google.

As disclosed in the Company’s Proxy Statement for its 2009 Annual Meeting (the “2009 Proxy Statement”), in the ordinary course of its business, the Company has entered into arms’-length commercial sales arrangements with Genentech and Google and, in the case of Google, licensing agreements and similar arrangements. These transactions with Genentech exceed $120,000 in the aggregate, as do the aggregate transactions with Google. The Company, however, has determined that neither Dr. Levinson, the Chief Executive Officer and a director of Genentech, nor Dr. Schmidt, the Chief Executive Officer and director of Google, has a material direct or indirect interest in the commercial dealings between their companies and the Company. Accordingly, the Company believes that no disclosure is required under Item 404(a) of Regulation S-K or otherwise. The Company nevertheless chose to inform investors of these commercial dealings voluntarily given the high-profile nature of the companies involved.

In concluding that Item 404(a) did not require disclosure of these transactions, the Company analyzed both (a) whether a direct or indirect interest existed and (b) if so, whether such interest was material. The Company conducted the analysis in accordance with the Company’s Related Party Transactions Policy (the “Policy”), which is described in the 2009 Proxy Statement and is available on the Company’s website at www.apple.com/investor, as well as the Commission’s guidance in Release No. 33-8732A (the “Adopting Release”) concerning the analysis of materiality for purposes of Item 404(a).

In accordance with the Policy and the guidance in the Adopting Release, the Company considered the following factors, among others, in evaluating the potential materiality of any interest:

•	the relationship of the parties to the transaction with each other;

•	whether the transaction with the related person was entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

•	whether the transaction was material to the Company or the other entity involved;

•	the nature of the related person’s interest in the transaction;

•	the importance of the interest to the person having the interest;

•	the approximate dollar value of the amount involved in the transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

Confidential Treatment Requested by Apple Inc.

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•	the fact that the related persons are chief executive officers of the counterparties in the transactions;

•	the purpose, and the potential benefits to the Company, of the transaction; and

•

any other information regarding the transaction or the related persons in the context of the transaction that would be material to investors in light of the circumstances of the particular transaction.

In conducting the analysis described above, the Company noted the following facts, among others:

[***] After considering the totality of facts and circumstances, the Company concluded that, notwithstanding Dr. Levinson’s and Dr. Schmidt’s positions as chief executive officers of Genentech and Google, respectively, neither had a material direct or indirect interest in any transactions between the Company and their companies. As a result, the Company is not required to disclose these transactions under Item 404(a).

Form 10-Q for the Fiscal Quarter ended December 27, 2008

Note 2. Financial Instruments

Cash, Cash Equivalents and Marketable Securities, page 7

2.	We note that the Company changed its accounting presentation for certain fixed-income securities for classification between short-term and long-term marketable securities. Please explain in further detail the difference in the Company’s prior methodology (i.e. classification based on the nature of the securities and their availability for use in current operations) and the Company’s current methodology (i.e. classification based on each instrument’s underlying contractual maturity date), what accounting literature the Company considered in determining that both methods were appropriate under GAAP, and why the new method is preferable. Additionally, please tell us how the Company determined that Q1’09 was the appropriate period to adopt the change in accounting principal. Please confirm if there were any changes in the Company’s ability to redeem marketable securities prior to their original maturity date.

The Company has a long-standing policy of investing its cash in individual marketable debt securities with a single-A rating or better. Such investments consist primarily of cash, government agency securities, commercial paper, certificates of deposit, time deposits, and corporate debt securities. Prior to the first quarter of fiscal 2009, the Company had classified investments as either short-term or long-term based on whether such investments represented the investment of cash available for current operations. Consequently, provided the Company had the ability to liquidate investments within 12 months of the period end date making them available for use in current operations, such investments were classified as short-term, with the remaining investments classified as long-term. Beginning in the first quarter of fiscal 2009, the Company elected to change its accounting policy whereby investments are classified as either short-term or long-term based on each investment’s contractual maturity date. The Company classifies its investments by calculating the days between the reporting period and the contractual maturity date. Each security with less than 12 months until maturity is classified as short-term, with the remaining investments classified as long-term. Both of these policy elections regarding the classification of fixed-income securities as either short-term or long-term are consistent with Accounting Research Bulletin No. 43 (“ARB No. 43”), Chapter 3A.

The Company’s decision to change its accounting policy in the first quarter of fiscal 2009 was influenced by several factors. First, the Company has generated considerable amounts of cash from operations, resulting in a significant balance of cash and investments. The ability to generate significant cash flow from operations has reduced the Company’s need to maintain large amounts of cash and investments available for use in current operations. Second, with the deepening of the financial crisis in the first quarter of fiscal 2009, the Company

Confidential Treatment Requested by Apple Inc.

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continued to evaluate the types of investments it makes with respect to maturity dates and asset classes to increase diversification and yields. Consequently, consistent with the underlying principle embodied in Chapter 3A of ARB No. 43 that current assets are identified as “those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business,” the Company concluded changing its classification of investments to one based on maturity dates was both logical and preferable because such a policy would more closely align the classification of the Company’s investments with the timing of their intended use.

In accordance with paragraph 5 of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), this change in classification was a change in accounting principle, and not the correction of an error as described in SFAS No. 154. Pursuant to Regulation S-K, Item 601, specifically addressing the change in accounting principle, the Company obtained a preferability letter from the Company’s independent registered public accounting firm, which was filed as Exhibit 18.1 to the Company’s Form 10-Q for the period ended December 27, 2008.

The Company confirms there were no changes in its ability to redeem marketable securities prior to their original maturity date.

Forms 8-K filed on October 21, 2008 and January 21, 2009

3.	We note your presentation of a non-GAAP condensed consolidated statements of operations in the Forms 8-K noted above. We believe the presentation of a condensed non-GAAP operating statement appearing in these Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The non-GAAP financial measures presented in the referenced Forms 8-K are used by Company management, and the Company believes the presentation of these measures in the referenced Forms 8-K is useful to investors in assessing the Company’s performance. The Company has included extensive disclosure to ensure investors understand the context of those non-GAAP financial measures in relation to the Company’s GAAP financial information, the reasons why Company management believes those non-GAAP financial measures provide useful information, and the manner in which Company management uses those non-GAAP financial measures. In addition to its efforts to fully explain the non-GAAP financial measures to investors, the Company believes it has presented the non-GAAP financial measures in a manner that complies fully with applicable Commission requirements regarding the presentation of non-GAAP financial measures in an Item 2.02 Form 8-K.

The Company recognizes the Staff’s concern regarding the potential for investor confusion that may result from an unrelated mixing and matching of adjustments to GAAP measures in a columnar presentation akin to a non-GAAP statement of operations. The Company believes, however, that the potential for investor confusion is not present with regard to the Company’s use of non-GAAP financial measures and the presentation of a columnar reconciliation of the adjusted non-GAAP measures to the most directly comparable GAAP measures. In the subject press releases, each of the non-GAAP measures presented is the result of a single underlying adjustment to the GAAP measures — the reversal of the effect of subscription accounting — and that basic underlying adjustment is explained fully in the press release and applied consistently in the adjustment of each related GAAP measure into the presented non-GAAP measure.

Confidential Treatment Requested by Apple Inc.

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In consideration of the concerns expressed in the Staff’s comment and to further limit the potential for investor confusion, going forward, the Company intends to make the following revisions to the columnar reconciliation of the non-GAAP measures to the most directly comparable GAAP measures:

•

the Company will no longer include the captions “Other income and expense”, “Income before provision for income taxes”, and “Provision for income taxes” in the columnar reconciliation — rather, any information contained in those line items that is necessary for a reconciliation of non-GAAP net income to GAAP net income will be included in the narrative reconciliation of non-GAAP net income to GAAP net income that is presented in a footnote to the table; and

•

the Company will include language in the narrative portion of the press release further clarifying that the adjustment to each of the GAAP measures is the result of the same underlying adjustment to the GAAP measures (i.e., the reversal of subscription accounting).

The Company believes the presentation in the subject press releases complies with the letter and spirit of the Commission’s requirements for the use of non-GAAP financial measures. However, the Company believes the intended changes to that presentation will enhance the usefulness of the information provided to investors and will address the concerns raised in the Staff’s comment.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Betsy Rafael, Vice President and Corporate Controller, at (408) 862-1401.

Very truly yours,

/s/ Peter Oppenheimer
Peter Oppenheimer Senior Vice President and Chief Financial Officer

cc:	Daniel Cooperman, Senior Vice President and General Counsel, Apple Inc.
Betsy Rafael, Vice President and Corporate Controller, Apple Inc.
Robert Plesnarski, O’Melveny & Myers LLP
Martin Dunn, O’Melveny & Myers LLP

Confidential Treatment Requested by Apple Inc.

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